Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813832-5284

January 24, 2001

U.S. Securities and Exchange Commission
450 5th Street North West
Washington, D.C.  20549

Re:  Third Enterprise Service Group, Inc.
     File No. 333-93733

Dear Sirs:

Please be advised that we withdraw the above registration statement.

The reason for the withdrawal is the termination of the merger agreement between the Registrant and Competitive Companies, Inc. No securities were issued under this registration statement.

Sincerely,

Third Enterprise Service Group, Inc.

/s/ Michael T. Williams, President
Michael T. Williams, President